

DIVISION OF
CORPORATION FINANCE

January 29, 2009

Mr. Patrick C. Evans
President, Chief Executive Officer and Director
Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700
P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4

>   **Re: Mountain Province Diamonds**
>   **Form 20-F for the Fiscal Year Ended March 31, 2008**
>   **Filed July 1, 2008**
>   **File No. 1-32468**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2008

Property Plants and Equipment, page 15

1.   We note your statement that "All other estimates have been made by De Beers and De Beers Canada." Please clarify what estimates you are referencing here, and how these estimates have been used by you in preparing your disclosure. If De Beers and/or De Beers Canada constitute experts for purposes of your disclosure, please provide a written consent from each expert stating their agreement to being named as an expert in your filing.

Directors, Senior Management and Employees, page 31

2.   Some of the biographical sketches lack sufficient detail and are thus unclear as to whether they cover each person's business experience during the past five years,

including principal occupations and employment during that time. Please revise to add specific dates, identify specific companies, describe the business of each company and indicate the specific title or duty of that individual while at that company. Please ensure that the sketches cover the required five years.

Controls and Procedures, page 55

3.   We note your statement that your Chief Executive Officer and Chief Financial Officer "have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective *in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act* [emphasis added]." The italicized language addresses only one aspect of the definition of disclosure controls and procedures. Revise to add, if true, that your officers concluded that your disclosure controls and procedures are also effective to give reasonable assurance that the information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Notes to Consolidated Financial Statements

Note 2 Significant Accounting Policies and Future Accounting Policies Changes

4.   Per review of your consolidated balance sheet, you report a total of $1.4 million related to term deposits as of March 31, 2008. We also note your disclosure on page 29 that "It is anticipated that the cash and term deposits on March 31, 2008 provide the Company with sufficient funds until mid-2009." As these funds are a significant component of your working capital and liquidity, please modify your disclosure within the footnotes to the financial statements, and within your discussion of liquidity to explain what items are included within the term deposits line item, and explain your accounting policy related to these items or tell us where such disclosure in included.

Note 5 Investment in Gahcho Kué Project

5.   It is unclear from the disclosure in this note, or your discussion of accounting policies in Note 2, how you are accounting for the activities related to the Gahcho Kué Project. Please modify your disclosure to clearly explain your accounting policy as it relates to this investment.

Note 8 Reconciliation to United States generally accepted accounting principles ("US GAAP")

(a) Mineral properties and deferred exploration costs:

6.   We note your disclosure that "Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred." Please note that for US GAAP purposes, exploration costs should be expensed as incurred regardless of the establishment of proven and probable reserves, or a projects stage. Please modify your policy accordingly, or tell us why you believe no modification is necessary.

Engineering Comments

Form 20-F for the Fiscal Year Ended March 31, 2008

General

7.   Please correct your commission filing number on the cover of your filings to read 001-32468, which was assigned in conjunction with your filing of the Form 8-A registration statement on March 30, 2005.

8.   We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20 - F, File No. 001-32468. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Please indicate the location of this disclaimer in your response.

9.   If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> **_"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."_**

Please indicate the location of this disclaimer in your response.

Mineral Properties, Page 16

10.   We note you refer to the AK Property or Gahcho Kué project as being under the most intense development. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director